FILED BY INTERNATIONAL GAME TECHNOLOGY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

News Release

IGT Receives Recommendations from

All Three Proxy Advisory Firms that Shareholders Vote “FOR” the Agreement and Plan of Merger with GTECH

(LAS VEGAS — January 30, 2015) — International Game Technology (NYSE: IGT) today announced that all three independent proxy advisory firms — Institutional Shareholder Services Inc. (ISS), Glass Lewis and Egan-Jones — have recommended that IGT shareholders vote “FOR” the agreement and plan of merger with GTECH S.p.A at IGT’s Special Shareholder Meeting scheduled for February 10, 2015.

ISS stated in its January 28, 2015 report: “Support for the transaction is warranted given the meaningful premium, strategic rationale and positive market reaction*.”

In its January 27, 2015 report, Glass Lewis concluded: “we believe there is adequate cause for shareholder support*” for the transaction.

The IGT Board of Directors unanimously recommends that shareholders vote “FOR” the proposed merger with GTECH and other matters to be considered at the February 10 Special Meeting.  The adoption of the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of IGT common stock is a condition to the completion of the merger.  The failure to vote or an abstention has the same effect as a vote against the proposed combination.

IGT shareholders as of the close of business on January 2, 2015, the record date for the special meeting, are entitled to notice of and to vote at the special meeting.  Please take a moment to vote “FOR” the proposal to adopt the agreement and plan of merger with GTECH by signing, dating and returning the WHITE proxy card today.

© IGT. All rights reserved.

Shareholders who need assistance in voting or have questions about the Special Meeting should contact the Company’s proxy solicitor, MacKenzie Partners, Inc., at proxy@mackenziepartners.com, (212) 929-5500 or toll-free at (800) 322-2885.

* Permission to use quotations from the ISS and Glass Lewis reports was neither sought nor obtained.

Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Georgia Worldwide PLC, a newly formed holding company (“NewCo”), has filed with the SEC a registration statement on Form F-4 (File No. 333-199096), which was declared effective on January 2, 2015.  The registration statement includes a proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”), which was mailed to IGT stockholders beginning on January 7, 2015.  INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at IGT.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 27, 2014, and the amendment to such Annual Report on Form 10-K/A, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

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About IGT:

International Game Technology (NYSE: IGT) is a global leader in casino gaming entertainment and continues to transform the industry by translating casino player experiences to social, mobile and interactive environments for markets around the world. IGT’s acquisition of DoubleDown Interactive provides engaging social casino style entertainment to approximately 5 million players monthly. More information about IGT is available at IGT.com or connect with IGT at @IGTNews or facebook.com/IGT.  Anyone can play at the DoubleDown Casino by visiting http://apps.facebook.com/doubledowncasino or doubledowncasino.com .

IGT Contacts:

Kate Pearlman

Vice President, Investor Relations and Treasury

Cindy Klimstra

Director, Investor Relations

+1 866-296-4232

InvestorRelations@IGT.com